# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CPI Aerostructures, Inc., CIK 0000889348
CUSIP: 125919308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 91 Heartland Blvd, Edgewood, New York (NY), 11717
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001398344-22-020481
Filed by CIK 0001622933

## Reporting persons
- JOHN CURTIS RUDOLF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 939,850; shared voting power 0; sole dispositive power 939,850; shared dispositive power 0; aggregate amount beneficially owned 939,850 (7.2% of the class)

## Item 1. Issuer
Name of issuer: CPI Aerostructures, Inc.
Address of issuer's principal executive offices: 91 Heartland Blvd Edgewood, NY 11717

## Item 2. Person Filing
Name of person filing: John Curtis Rudolf
Address of principal business office or, if none, residence:
9831 N. Easy Street
Hayden Lake, IDAHO 83835
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 939,850
Percent of class: 7.2
Sole power to vote or to direct the vote: 939,850
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 939,850
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- JOHN CURTIS RUDOLF: /s/ John Curtis Rudolf, John Curtis Rudolf, Individual (01/08/2025)